UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )

BAKERS FOOTWEAR GROUP, INC.
(Name of Issuer)
Common Stock $0.0001 Par Value
(Title of Class of Securities)
057465106
(CUSIP Number)
Peter A. Edison
2815 Scott Avenue
St. Louis, Missouri 63103
(314) 621-0699

with copies to:
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102
Attention: William L. Cole
Telephone (314) 259-2711
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Peter A. Edison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		205,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,928,905

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		205,400

WITH	10	SHARED DISPOSITIVE POWER

		84,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,134,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.06%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Steven Madden, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,844,860

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,844,860

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,844,860

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.99%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D
Explanatory Note
     This Statement on Schedule 13D (this “Schedule 13D”) is being jointly filed by Steven Madden, Ltd. and Peter A. Edison. Peter A. Edison is filing this Schedule 13D to supersede his previously reported Schedule 13G, as amended, which was filed pursuant to Rules 13d-1(d) and 13d-2(b).
Item 1. Security and Issuer.
Name of Issuer:
Bakers Footwear Group, Inc.
Title of Class of Equity Securities:
Common Stock $0.0001 Par Value (“Common Stock”)
Address of Issuer’s Principal Executive Office:
2815 Scott Avenue,
St. Louis, Missouri 63103
Item 2. Identity and Background.
(a), (b), (c) and (f) Steven Madden, Ltd. is a corporation organized under the laws of the State of Delaware. The address of the principal business and executive offices of Steven Madden, Ltd. is 52-16 Barnett Avenue, Long Island City, New York 11104. The principal business of Steven Madden, Ltd. is designing, sourcing, marketing and selling fashion-forward footwear for women, men and children. Steven Madden, Ltd. also designs, sources, markets and sells name brand and private label fashion handbags and accessories. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Steven Madden, Ltd. is set forth on Attachment A to this Schedule 13D.
     Peter A. Edison is the Chairman and Chief Executive Officer of the Issuer. The business address of Peter A. Edison is 2815 Scott Avenue, St. Louis, Missouri 63103. Peter A. Edison is a United States citizen.
     Steven Madden, Ltd. and Peter A. Edison (each, a “Reporting Person”) have entered into a voting agreement, as more fully described in Item 4 below (the “Voting Agreement”). Peter A. Edison disclaims any beneficial ownership in the securities subject to the Voting Agreement. Each Reporting Person disclaims any beneficial ownership in any securities of the Issuer held by or which may be acquired by the other Reporting Person. The filing of this Schedule 13D shall not be construed as an admission that: (i) Peter A. Edison is the beneficial owner of any securities subject to the Voting Agreement or securities of the Issuer that are held by or which

SCHEDULE 13D
may be acquired by Steven Madden, Ltd.; or (ii) that Steven Madden, Ltd. is the beneficial owner of any securities of the Issuer that are held by or which may be acquired by Peter A. Edison. The Reporting Persons further disclaim membership in any group with respect to the Voting Agreement or otherwise.
     Peter A. Edison also disclaims any beneficial ownership in 7,890 shares owned by Peter A. Edison’s wife, 76,155 shares owned by the Bernard A. Edison Revocable Trust, of which Peter A. Edison is a co-trustee and 52,200 stock options held by Peter A. Edison which are currently not exercisable with 60 days. Peter A. Edison holds a total of 78,000 stock options in Common Stock, 25,800 of which are currently exercisable or will be within 60 days, and 52,200 of which are not. Vesting and other information for these options is as follows: (i) options representing 23,000 shares were awarded on October 3, 2007, with an exercise price of $4.52 per share, 1/5 of which vest each year from the date of grant; (ii) options representing 10,000 shares were awarded on March 1, 2008, with an exercise price of $1.95 per share, 1/5 of which vest each year from the date of grant; (iii) options representing 20,000 shares were awarded on June 20, 2008, with an exercise price of $1.43 per share, 1/5 of which vest each year from the date of grant; and (iv) options representing 25,000 shares were awarded on April 20, 2010, with an exercise price of $2.50 per share, 1/5 of which vest each year from the date of grant.
(d) and (e) Neither Peter A. Edison, Steven Madden, Ltd., nor, to the best of Steven Madden, Ltd.’s knowledge, any of the persons named on Attachment A, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On August 26, 2010, Steven Madden, Ltd. and the Issuer entered into a Debenture and Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Steven Madden, Ltd. purchased from the Issuer a debenture in a principal amount of $5,000,000 and 1,844,860 shares of Common Stock (the “Subject Shares”) (the “Transaction”). As more fully described in Item 4 below, in connection with the Purchase Agreement, Steven Madden, Ltd. and Peter A. Edison entered into the Voting Agreement, dated August 26, 2010, pursuant to which Steven Madden, Ltd. agreed to vote the Subject Shares in the same manner as Peter A. Edison. The descriptions of the Purchase Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.
     Steven Madden, Ltd. used working capital to purchase the Subject Shares. The aggregate funds used by Steven Madden, Ltd. to purchase the Subject Shares and debenture was $5,000,000.

SCHEDULE 13D
     The Common Stock owned by Peter A. Edison or which Peter A. Edison has the right to acquire has been acquired for various amounts of consideration, or in some cases as compensation for Peter A. Edison’s services as Chief Executive Officer of the Issuer.
Item 4. Purpose of Transaction.
     The Purchase Agreement was entered into for the purposes of (i) with respect to the Issuer, providing working capital and (ii) with respect to Steven Madden, Ltd., providing financial support to an important customer.
     Pursuant to the Purchase Agreement, the Issuer sold and issued to Steven Madden, Ltd. a debenture in a principal amount of $5,000,000 and 1,844,860 shares of Common Stock for an aggregate purchase price of $5,000,000 in cash. The agreement contains customary representations and warranties made by both parties. Under the terms of the Purchase Agreement, Steven Madden, Ltd. is subject to standstill provisions regarding purchases of the Issuer’s securities, ownership restrictions with respect to the Issuer’s securities and transfer restrictions with respect to the shares and debenture acquired under the Purchase Agreement. The Purchase Agreement is governed by New York law.
     Steven Madden, Ltd. and Peter A. Edison entered into the Voting Agreement in order to facilitate the Transaction. The Voting Agreement provides that, with respect to all matters coming before the shareholders of the Issuer, Steven Madden, Ltd. will vote, or cause to be voted, all shares of the Issuer owned by Steven Madden, Ltd. in the same manner as Peter A. Edison. The Voting Agreement is effective from August 26, 2010 until the earlier of the date that (a) Peter A. Edison is no longer Chief Executive Officer of the Issuer and (b) Steven Madden, Ltd. no longer owns any voting securities of the Issuer. Steven Madden, Ltd. has granted Peter A. Edison, in his individual capacity, an irrevocable proxy to vote the Subject Shares if Steven Madden, Ltd. either (x) fails to vote (including as a result of Peter A. Edison’s failure to timely communicate his voting intentions to Steven Madden, Ltd. pursuant to the terms of the Voting Agreement) or (y) attempts to vote in a manner inconsistent with the terms of the Voting Agreement. The Voting Agreement is governed by Missouri law.
     The Purchase Agreement and Voting Agreement were not entered into, and the Subject Shares were not acquired by the Reporting Persons, and are not held by the Reporting Persons, for the purpose, or with the effect, of changing or influencing the control of the Issuer.
     The descriptions of the Purchase Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.
     Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D
Item 5. Interest in Securities of the Issuer.
     (a) Peter A. Edison beneficially owns 2,134,305 shares of the Issuer’s stock, which is approximately 23.06% of the sum of the number of the Issuer’s Common Stock that was outstanding as of August 26, 2010 (equal to the amount of 7,384,056 shares reported as outstanding in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) plus the number of Subject Shares, which equals 9,228,916 shares) and the number of shares that would have been outstanding upon exercise of all stock options held by Peter A. Edison that are exercisable within 60 days. The number of shares reported in this Item 5(a) with respect to Peter A. Edison includes 263,645 shares of Common Stock owned directly by Peter A. Edison, including 150,100 shares owned by Peter A. Edison, 29,500 shares of restricted stock, 7,890 shares owned by Peter A. Edison’s wife and 76,155 shares owned by the Bernard A. Edison Revocable Trust, of which Peter A. Edison is a co-trustee. The number of shares reported for Peter A. Edison also includes 25,800 shares of Common Stock subject to stock options held by Peter A. Edison that are exercisable within 60 days and the Subject Shares. In determining Peter A. Edison’s beneficial ownership percentage above, a division calculation is used wherein 2,134,305 is the numerator and the denominator is equal to the sum of: (a) all shares of Common Stock outstanding (9,228,916) and (b) 25,800 shares issuable to Peter A. Edison upon exercise of all options held by Peter A. Edison that are exercisable within 60 days. Options with respect to 52,200 shares, which are not exercisable currently or within 60 days, have not been included in Peter A. Edison’s number of reported shares. The vesting terms of these options are described in Item 2.
     Steven Madden, Ltd. beneficially owns 1,844,860 shares of the Issuer’s stock, which is approximately 19.99% of the Issuer’s currently outstanding Common Stock. The number of shares reported in this Item 5(a) with respect to Steven Madden, Ltd. represents 1,844,860 shares of Common Stock owned directly by Steven Madden, Ltd., which is the amount of shares acquired pursuant to the Purchase Agreement. In determining Steven Madden, Ltd.’s beneficial ownership percentage above, a division calculation is used wherein 1,844,860 is the numerator and the denominator is equal to the number of shares of Common Stock outstanding.
     The calculations in this Item 5(a) are based on the Issuer having 9,228,916 outstanding shares. In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders except for the conversion of the options described herein.
     None of the directors and executives officer of Steven Madden, Ltd. set forth on Attachment A is the beneficial owner of the Common Stock.
     (b) Peter A. Edison holds the sole power to vote and dispose of 205,400 shares of Common Stock, shared power to vote 1,928,905 shares of Common Stock and shared power to dispose of 84,045 shares of Common Stock. Mr. Edison has shared voting and investment power with respect to the shares owned by the Bernard A. Edison Revocable Trust and by Peter A. Edison’s wife. Mr. Edison has shared voting power with respect to the Subject Shares. Steven

SCHEDULE 13D
Madden, Ltd. holds the sole power to dispose of 1,884,860 shares of Common Stock and shared power to vote 1,884,860 shares of Common Stock.
     (c) On August 26, 2010, pursuant to the Purchase Agreement, Steven Madden, Ltd. acquired 1,844,860 shares of Common Stock and a debenture issued by the Issuer in a principal amount of $5,000,000 for an aggregate purchase price of $5,000,000 in cash. On that same date, the Reporting Persons entered into the Voting Agreement, pursuant to which Steven Madden, Ltd. agreed to vote all Subject Shares, as well as any other voting securities of the Issuer, in the same manner as Peter A. Edison.
     (d) Not applicable
     (e) Not applicable
     The responses to paragraphs (a) and (b) of this Item 5 are “Not Applicable” for each of the directors and executives officer of Steven Madden, Ltd. set forth on Attachment A to this Schedule 13D. The responses to paragraph (c) of this Item 5 are “None” for each of the directors and executives officers of Steven Madden, Ltd. set forth on Attachment A to this Schedule 13D.
     In addition, the information included in Items 2 and 4 above is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth in Items 2, 3 and 4 of this Schedule 13D is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits.
Exhibit

Number	Description

1	Debenture and Stock Purchase Agreement, dated August 26, 2010, between Steven Madden, Ltd. and Bakers Footwear Group, Inc. (hereby incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on August 27, 2010).

2	Voting Agreement, dated August 26, 2010, between Steven Madden, Ltd. and Peter A. Edison. (hereby incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed on August 27, 2010).

3*	Joint Filing Agreement, dated September 3, 2010, between Steven Madden, Ltd. and Peter A. Edison.

*	Filed herein.

SCHEDULED 13D
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2010	STEVEN MADDEN, LTD.
	By:	/s/ Edward R. Rosenfeld
Edward R. Rosenfeld
Chief Executive Officer

Dated: September 3, 2010	Peter A. Edison
/s/ Peter A. Edison

EXHIBIT INDEX

Exhibit
Number	Description

1	Debenture and Stock Purchase Agreement, dated August 26, 2010, between Steven Madden, Ltd. and Bakers Footwear Group, Inc. (hereby incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on August 27, 2010).

2	Voting Agreement, dated August 26, 2010, between Steven Madden, Ltd. and Peter A. Edison. (hereby incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed on August 27, 2010).

3*	Joint Filing Agreement, dated September 3, 2010, between Steven Madden, Ltd. and Peter A. Edison.

*	Filed herein.

EXHIBIT 3
JOINT FILING AGREEMENT
Dated September 3, 2010
     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.
     This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

STEVEN MADDEN, LTD.
By:	/s/ Edward R. Rosenfeld
Edward R. Rosenfeld
Chief Executive Officer

Peter A. Edison
/s/ Peter A. Edison

Attachment A
The following list contains the name, title, principal occupation, business address and place of employment of each of the directors of Steven Madden, Ltd., each of whom is a United States citizen.

Business Address and Place of
Name	Title and Principal Occupation	Employment

Edward R. Rosenfeld	Chairman and Chief Executive Officer of Steven Madden, Ltd.	Steven Madden, Ltd. 52-16 Barnett Avenue Long Island City, NY 11104

John L. Madden	Consultant	JLM Consultants, Inc. 6305 Northwest 65th Street Terrace Parkland, Florida 33067

Peter Migliorini	Sales Manager	Greschlers, Inc. 660 5th Avenue Brooklyn, New York 11215

Richard P. Randall	Retired	c/o Steven Madden, Ltd. 52-16 Barnett Avenue Long Island City, NY 11104

Ravi Sachdev	Managing Director	JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Thomas H. Schwartz	Owner, Management and Investment Company	Sumner and Forge Investors LLC 200 Park Avenue, Suite 1010 New York, New York 10003
In addition to Mr. Rosenfeld, the Chairman and Chief Executive Officer of Steven Madden, Ltd., who is included in the preceding list of directors, the following is the name, title, and principal occupation of each of the executive officers of Steven Madden, Ltd., each of whom has a business address and place of employment at 52-16 Barnett Avenue, Long Island City, New York 11104 and is a United States citizen.

Name	Title and Principal Occupation
Arvind Dharia	Chief Financial Officer
Awadhesh Sinha	Chief Operating Officer
Robert Schmertz	Brand Director
Amelia Newton Varela	Executive Vice President